FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON   DC   20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2004

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24

500 Bourke Street

MELBOURNE   VICTORIA   3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

Garry F Nolan

Date: 13 July 2004	Title:	Company Secretary

Corporate Affairs Financial Services Australia National Australia Bank Limited ABN 12004044937

Media Release	800 Bourke Street Melbourne Victoria 3000 Australia

Tuesday, 13 July 2004

NATIONAL LAUNCHES NEW AMERICAN EXPRESS CARD

Today the National Australia Bank and American Express® announced the launch of the National Ant American Express Card with Rewards, simply called the Ant Card.

The Ant Card is the only credit card in Australia on the American Express network that offers customers the unique option of linking to other National accounts and services so that customers can withdraw money and access savings and cheque accounts at National ATMs Australia-wide using their Ant Card.

The new credit card also features the best credit card rewards program the National has ever offered.  It offers 1 point per dollar spent on eligible purchases, no cap on points, no points expiry while the account remains open, and the ability to redeem for Qantas Frequent Flyer points at a rate of one for one.

Key points

•                  The best credit card rewards program the National has ever offered.

•                  A special offer of 2 points per $1 spent on eligible purchases until 31 July 2005.

•                  Customers can earn 1 point per $1 spent on eligible purchases.

•                  No cap on points.

•                  No points expiry while the account remains open.

•                  Access to savings and cheques accounts at National ATMs Australia-wide.

•                  Range of rewards available - travel redemption offers through Harvey World Travel, the option to redeem points for a credit to your Ant Card account, and redemption for Qantas Frequent Flyer points at a rate of 1 for 1.

•                  Interest rate - 17.50%

•                  Annual fee – Gold Ant Card $148, Ant Card $99

General Manager Cards Australia at the National, Ms Fiona Wardlaw, said the Ant Card would be a core part of our credit card offering and was an example of the National’s relationship approach to banking.

“Our customer research showed customers liked the benefits of having credit cards they could link to other banking services, and so we have ensured that the Ant Card provides these benefits,” Ms Wardlaw said.

“All service and support for the Ant Card will be provided by the National, and customers will have a credit card that is integrated with their other National bank accounts.  Not only can they withdraw funds from a savings account using the Ant Card at a National ATM Australia-wide, but the card can be used with National Internet Banking and Telephone Banking.”

The new National Ant American Express Card with Rewards was specifically designed for those customers wanting a superior loyalty program and features the best credit card rewards program the National has ever offered.

“Not only is there no limit on the number of points customers can earn and no points expiry as long as the account is open, customers will earn 1 point for every $1 spent on eligible purchases, plus bonus points at bonus point providers.

“And as a special offer until 31 July 2005 we are offering customers 2 points for every $1 spent on eligible purchases, helping our customers maximise the points they earn,” Ms Wardlaw.

“Points can be redeemed for a credit on the Ant Card, for a complete range of travel services through Harvey World Travel and for Qantas Frequent Flyer points at a rate of one for one.

The new credit card will be issued by the National on the American Express network and will be available in both Standard and Gold options.  It features a contemporary, new black design with ants on it.

The Ant Card will be offered via direct mail to a select number of National Credit Card customers first, with a wider marketing campaign planned for later in the year.

Customers wanting more information can ring a dedicated customer service centre on 1300 131 733 between 8am and 8pm EST, Monday to Friday.

- ends -

Why is it called the Ant Card?

The name “Ant Card” was originally derived from the acronym - American Express National Team.  Research that looked at definitions of the word “ant” and what the species meant to people showed there were elements of the name that translated very well to the product on offer.  Our marketing collateral draws upon linkages with “ants” and benefits that come with the Ant Card and the benefits become embedded in the product name.

ant / ænt / n hard-working species, extremely strong, with the ability to lift up to 20 times its body weight; very sociable; considered one of the most successful species on earth; naturally adaptable; found all over the world, often in the most unexpected places.

For media enquiries please contact:

Mikala Sabin

Corporate Affairs

National Australia Bank

Tel. (03) 8634 1572 or Mob. 0404 863 976

Email mikala_sabin@national.com.au

Details of the National Ant American Express Cards with Rewards

Product Features	Ant Card	Gold Ant Card
Annual Fee	$99	$148
Interest Rate	17.50% p.a.	17.50% p.a.
Interest Free Days	Up to 44 days	Up to 44 days
Double points on purchases until 31 July 2005	√	√
1 point per $1 spent on purchases from 1 August 2005	√	√
No points cap	√	√
No points expiry (while your account remains open)	√	√
Redeem 1 point for 1 Qantas Frequent Flyer point	√	√
Points required to redeem points for Harvey World Travel vouchers	11,111 = $100	11,111 = $100
Points required to redeem credit on your card	12,500 = $100	12,500 = $100
Up to 44 days interest-free on purchases	√	√
Complimentary Purchase Protection Insurance	√	√
VIP Lost Card Cover	X	√
Lost Card Cover	√	X
Complimentary National Gold Overseas Travel Insurance	X	√
Extended Warranty Insurance	X	√
One complimentary additional card	√	√
Emergency Travel Assist	√	√
Cash Advances - Australian and worldwide access at ATMs via credit card account	√	√
Access to National savings and/or cheque accounts via National ATMs Australia-wide	√	√
Card type/network	American Express	American Express

Information correct as at 13 July 2004.  Other fees and charges may apply information is available on application and is available in Terms and Conditions brochures, on the National’s internet site (www.national.com.au), and in our fees and charges brochures.  Some of the services described above are provided by third parties.  Please visit the National’s internet site (www.national.com.au) for more information.

Interesting marketing facts about the Ant Card

Where does the name Ant Card come from?	The name was originally derived from the acronym - American Express National Team.

Research that looked at definitions of the word “ant” and what the species meant to people showed there were elements of the name that translated very well to the product on offer.  Our marketing collateral draws upon linkages with “ants” and benefits that come with the Ant Card and the benefits become embedded in the product name.

ant / ænt / n hard-working species, extremely strong, with the ability to lift up to 20 times its body weight; very sociable; considered one of the most successful species on earth; naturally adaptable; found all over the world, often in the most unexpected places.

Is this a trend to name credit cards?	In overseas markets such as the United Kingdom, there are several examples of credit card products available that are marketed by a brand name rather than the parent brand.

One such example is Goldfish®, a trading name of Lloyds TSB Bank plc, which offers a range of consumer finance products including credit cards.  The Goldfish® credit card products include distinctive goldfish designs.

How did you come up with the card design?	In speaking to customers during focus groups it was established that credit card design should
• Be distinctive • Be easily recognisable in wallet • Be clear/uncluttered • Be easy to read – numbers, name

Customers were open to change and were looking for something different but stylish.

The black background was seen as unique, classy, sophisticated and elegant.  It is the only Australian credit card that has a matt black background.  Customers also felt the black design made the “Ant” logo stand out better and the card number and name easier to read.

The Ant Card is different – from the other American Express and National cards, and as a result identifiable as something set apart from the current portfolio.

Why isn’t your Gold Ant Card gold?	In the focus groups customers voiced the opinion that gold is seen as losing prestige and uniqueness with comments such as:
“everyone has gold now”
“prestige behind gold is not important anymore…everyone has it”

They felt that gold still needed to be clearly distinguishable from the standard card and the colour needed to be prestigious, but it didn’t have to be gold, it just needed a gold element – lettering, symbol or text.

Customers really liked the use of black to represent the gold card with the “Ant” logo in gold lettering.

How are you marketing the Ant Card?	As a special offer customers are being offered double points until 31 July 2005.

The Gold Ant Card with Rewards will be offered via direct mail to select National credit card customers via a direct mail campaign starting 13 July 2004.

The Ant Card with Rewards is also available to other customers who contact us and we have plans for wider marketing later in the year.

Focus group research March 2004, DBM Consultants Pty Ltd Market Research Company